jjenkins@calfee.com 216.622.8507 Direct	Calfee, Halter & Griswold LLP Attorneys at Law 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

September 3, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 7010

Washington, D.C. 20549

Re:	The J. M. Smucker Company
Preliminary Proxy Statement on Schedule 14A
File No. 1-05111

Ladies and Gentlemen:

As discussed with and requested by the staff today, in connection with the above-captioned preliminary Proxy Statement and on behalf of The J. M. Smucker Company (“Smucker”), we have provided herewith as Attachment 1 a statement from Smucker acknowledging that:

•	Smucker is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Smucker may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Smucker greatly appreciates the staff’s assistance in connection with this filing. If there is anything that we can do to facilitate the staff’s review of the amended proxy materials, please contact the undersigned or, in my absence, Kristofer Spreen ((216) 622-8826, kspreen@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Richard Smucker
Timothy Smucker
Mark Belgya
Ann Harlan
E.J. Wunsch
Kristofer Spreen

Cleveland	Columbus

Attachment 1

Acknowledgment

In connection with the filing of its preliminary Proxy Statement (Commission File No. 1-05111), The J. M. Smucker Company (“Smucker”) hereby acknowledges that:

•	Smucker is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Smucker may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The J. M. Smucker Company

By:	/s/ Barry C. Dunaway
Barry C. Dunaway
Senior Vice President, Corporate and Organization Development

Dated:	September 3, 2008